

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2015

Mr. Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Garvalho, 1510, 14th floor – Suite 142
CEP 04547 – 005 Vila Olímpia – São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **CPFL Energia S.A. (CPFL Energy, Inc.)**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 17, 2015**
> **File No. 001-32297**

Dear Mr. Estrella:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Consolidated Financial Statements

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

3.14 Sector financial asset and liability, page F-18

1. We note your disclosure that on December 10, 2014, your eight distribution companies signed amendments to their respective concession contracts, which had been approved by ANEEL. You disclose that these amendments guarantee, through the tariff or upon the termination of the concession, the unconditional right to receive or obligation to pay cash

or another financial instrument for any balances arising from under-collection or over-collection of Parcel A costs through the tariff. Please tell us why you are accounting for these balances separately as sector financial assets and sector financial liabilities rather than including such balances in the financial assets (or liabilities) of the concession. We note your disclosure that you previously disclosed the amounts related to these costs as regulatory assets and regulatory liabilities which were not recorded in your financial statements. Please explain your basis in IFRS GAAP for your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jason Niethamer at (202) 551-3855 if you have questions regarding the comment or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Leandro Cappa
Investor Relations Officer